SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D.C.

                                      FORM U-57

                    NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                          Filed under Section 33(a) of the
                Public Utility Holding Company Act of 1935, as amended

                 DISTRIBUIDORA DE ELECTRICIDAD DEL SUR S.A. DE C.V.
                          (Name of foreign utility company)

                                  PP&L GLOBAL, INC.
                    (Name of filing company, if filed on behalf of
                              a foreign utility company)

          Item 1:
          ------

                    The name and address of the entity claiming foreign utility company status is:

                    Distribuidora de Electricidad del Sur S.A. de C.V.
                      ("DELSUR")
                    c/o CEL
                    9 Calle Pointe, No. 950
                    San Salvador, El Salvador

                    DELSUR distributes electricity to electricity users in the Central-South region of El Salvador and, other than shares that were sold to employees of the Company last year, is currently owned by El Salvador's Comision Ejecutive Hidroelectrica del Rio Lempa ("CEL"). DELSUR has approximately 185,000 customers, and has a distribution network comprising 3713.5 kilometers of distribution lines ranging from 120 volts to 46kV.

                    On January 20, 1998, CEL agreed to sell 75.47 percent of the voting securities of DELSUR to Electricidad de Centroamerica, S.A. de C.V. ("Centroamerica"), a wholly-owned subsidiary of Empresa Emel S.A. ("Emel"). Prior to the closing of the acquisition of 75.47 percent of the voting securities of DELSUR, PP&L Global, Inc. ("PPLG"), through a to-be-formed subsidiary, will acquire 50 percent of the voting securities of Centroamerica from EMEL. Through Centroamerica, EMEL and PPLG will thereafter jointly own the 75.47 percent voting securities of DELSUR. The following persons will own five percent or more of the voting securities of DELSUR:

          Person                        Type of Security
          ------                        ----------------

          PPLG                          Common Equity

          Emel                          Common Equity

          CEL                           Common Equity


          Item 2:
          ------

                    Each of PP&L, Inc. and Safe Harbor Water Power Corp. (collectively, the "PP&L Operating Companies") is a public utility company that is a subsidiary company of PP&L Resources, Inc. and an associate company of PPLG. No portion of the purchase price of DELSUR will be paid by the PP&L Operating Companies.

                                      EXHIBIT A

                    The state certification required under section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended, which was issued by the Pennsylvania Public Service Commission (which regulates the retail rates of PP&L, Inc.) has been previously filed with the Commission and is incorporated herein by reference.

                    PPLG has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                   /s/ J. W. Gottlieb
                                   --------------------------------------
                                   Jonathan W. Gottlieb, Esq.
                                   Reid & Priest LLP
                                   701 Pennsylvania Avenue, N.W.
                                   Suite 800
                                   Washington, D.C. 20004
                                   (202) 508-4341

                                   Attorneys for, PP&L Global, Inc.

          February 10, 1998